Cannell Capital LLC

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Septemer 22, 2021

Albert Fouerti
Chief Executive Officer
1847 Goedeker Inc.
3817 Millstone Parkway
St. Charles, MO 63301

Dear Mr. Fouerti,

Cannell Capital LLC (“CC”) has read your September 21, 2021 letter in which you write: “[w]e look forward to receiving continued feedback from stockholders — both large and small — on our strategy and efforts to strengthen the Company’s corporate governance.” CC agrees with some points of your letter and disagrees with others.

Unfortunately, we cannot opine further because of the limited access that 1847 Goedeker Inc. (“GOED” or the “Company”) provides to its shareholders. For example, on September 10, 2021 CC tried to schedule a call with CFO Maria Johnson and on September 14, 2021, Gregory Marose of MKA Communications informed us that we had already talked to the Company this summer and that he would not permit us to talk to yourself, Ms. Johnson, or Mr. Roberts for months. Mr. Marose concluded with "[w]e feel providing shareholders up to four one-to-one calls per year with leadership is strong access." This owner does not agree with this policy, and, furthermore, considers it inconsistent with your September 21, 2021 letter to owners.

In its thirty years of investing, CC has observed that stock prices of companies with checkered pasts which restrict or limit access to its owners without reasonable justification often decline.

CC has studied the September 9, 2021 proposal of Kanen Wealth Management, LLC (“KWM”) for the Board of Directors. CC considers most of the KWM candidates to be superior to those of GOED. Accordingly, CC neither consents, nor approves of GOED allocating any cash (cash which rightfully and legally belongs to CC and other shareholders) to defend its position. We agree with you that such litigation can be “costly, disruptive” and distracting. For the benefit of all owners -- not just CC, KWM or yourself -- CC calls on GOED to immediately reach a fair and reasonable settlement with KWM.

As of September 22, 2201, CC owns 4,389,635 warrants and 5,236,940 shares of GOED.

Sincerely,

/s/J. Carlo Cannell
J. Carlo Cannell
Managing Member